(d)(2)(iii)

THIRD AMENDMENT TO SUB-ADVISORY AGREEMENT

ING MAYFLOWER TRUST

This Third Amendment, effective as of August 1, 2008, amends the Sub-Advisory Agreement (the “Agreement”) dated the 1st day of September 2000, as amended, between ING Investments, LLC, as Arizona limited liability company (the “Adviser”) and Brandes Investment Partners, L.P., a Delaware limited partnership (the “Sub-Adviser”).

W I T N E S S E T H

WHEREAS, the parties desire to amend the Agreement and agree that the amendment will be effective as of August 1, 2008.

NOW, THEREFORE, the parties agree as follows:

1. Section No. 4 will be deleted and replaced in its entirety with the paragraph below:

The Sub-Adviser agrees to waive all compensation until the Fund’s net assets exceed $50 million. After the Fund’s net assets exceed $50 million, for the services provided to each Fund, the Adviser will pay the Sub-Adviser an annual fee equal to the amount specified for such Fund’s in the Amended Schedule of Approvals hereto, payable monthly in arrears. The fee will be appropriately prorated to reflect any portion of a calendar month that this Agreement is not in effect among the parties. In accordance with the provisions of the Investment Advisory Agreement, the Adviser is solely responsible for the payment of fees to the Sub-Adviser, and the Sub-Adviser agrees to seek payment of its fees solely from the Adviser.

2. Capitalized terms used in this Amendment and not otherwise defined shall have the meanings ascribed to them in the Agreement.

3. In all other respects, the Agreement is hereby confirmed and remains in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed as of the day and year first above written.

ING INVESTMENTS, LLC

By:	/s/ Todd Modic
Todd Modic
Senior Vice President

BRANDES INVESTMENT PARTNERS, LLC

By:	/s/ Glenn R. Carlson
Name:	Glenn R. Carlson
Title:	Chief Executive Officer